UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

TASEKO MINES LIMTED
(Name of Issuer - as specified in its charter)

Common Stock
(Title of Class of Securities)
876511106
(CUSIP Number)
Kathlyne Kiaie
c/o SailingStone Capital Partners LLC
1 California Street, Suite 3050
San Francisco, California 94111
(415) 429-5178
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 22, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☐.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
SailingStone Capital Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,077,317

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
23,077,317

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,077,317

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.44%

14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSONS
SailingStone Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,077,317

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,077,317

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,077,317

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.44%

14	TYPE OF REPORTING PERSON
HC

1	NAMES OF REPORTING PERSONS
MacKenzie B. Davis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,077,317

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,077,317

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,077,317

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.44%

14	TYPE OF REPORTING PERSON
HC; IN

1	NAMES OF REPORTING PERSONS
Kenneth L. Settles Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,077,317

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,077,317

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,077,317

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.44%

14	TYPE OF REPORTING PERSON
HC; IN

1	NAMES OF REPORTING PERSONS
RS Global Natural Resources Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
20,330,891

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
20,330,891

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,330,891

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.20%

14	TYPE OF REPORTING PERSON
IV

    This Amendment No. 1 to the Statement on Schedule 13D amends the initial Statement on Schedule 13D filed by the Reporting Persons (as defined below) as filed on February 19, 2016 with respect to the Issuer (as defined below) in order to: (1) update information that was previously included in the Initial Statement on Schedule 13D to describe certain voting and related arrangements agreed to by the Reporting Persons and the Issuer and (2) include Exhibit D which is the Voting Support and Nomination Agreement entered into between the Reporting Persons and the Issuer that was included by the Issuer as an exhibit in its Report on Form 6-K as furnished by the Issuer to the U.S. Securities and Exchange Commission on February 26, 2016, which is incorporated by reference herein.

Item 1.	Security and Issuer.

This Amendment No. 1 to the Statement on Schedule 13D relates to the Common Stock (the “Shares”) of Taseko Mines Limited (the “Issuer”).  The address of the principal executive offices of the Issuer is 1040 West Georgia Street, Suite 1500, Vancouver, BC, Canada V6E 4H1.

Item 2.	Identity and Background.

This Amendment No. 1 to the Statement on Schedule 13D is being jointly filed by: (i) SailingStone Capital Partners LLC, a Delaware limited liability company registered as an investment adviser with the U.S. Securities and Exchange Commission (“SailingStone”); (ii) SailingStone Holdings LLC, a Delaware limited liability company (“SailingStone Holdings”), which is the general partner of SailingStone GP LP, which is a Delaware limited partnership that serves as managing member of SailingStone; (iii) MacKenzie B. Davis, a United States citizen who is a managing member of SailingStone Holdings and a control person of SailingStone and SailingStone Holdings (“Davis”); (iv) Kenneth L. Settles Jr., a United States citizen who is a managing member of SailingStone Holdings and a control person of SailingStone and SailingStone Holdings (“Settles”); and (v) RS Global Natural Resources Fund (the “Fund”), a separate investment series of RS Investment Trust, an investment company registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended, for which SailingStone serves as sub-investment adviser.  (SailingStone, SailingStone Holdings, Davis, Settles and the Fund are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons").  Further information regarding the identity and background of the Reporting Persons is set forth in the Exhibit B to the initial Statement on Schedule 13D as filed by the Reporting Persons on February 19, 2016, which is incorporated by reference herein.

During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their respective executive officers, their respective managing members or any persons controlling their respective managing members has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired by SailingStone directly acting solely on behalf of its investment advisory clients.  SailingStone has purchased a total of 23,077,317 Shares in open-market purchases for an aggregate consideration of $532,349,303 (exclusive of brokerage commissions).  To the best knowledge of the Reporting Persons, the funds used in such purchases were from SailingStone’s available investment capital and none of the consideration for such Shares was represented by borrowed funds.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment purposes and will continue to analyze their investment in the Issuer on an ongoing basis. As part of this investment analysis process, the Reporting Persons reserve the right to engage in discussions with management of the Issuer and with third parties that may have an interest in the business affairs of the Issuer in order to monitor their investment and consider possible strategic alternatives.  In addition, the Reporting Persons may suggest changes to the composition of the Issuer’s Board of Directors as circumstances warrant.

As previously disclosed, the Reporting Persons have acquired the Shares for investment purposes.  On February 22, 2016, a Voting Support and Nomination Agreement (the “Agreement”), was entered into by and among certain Reporting Persons (the “SailingStone Parties”) and the Issuer.  Pursuant to the Agreement, the Issuer agrees to consult with the SailingStone Parties with respect to the nomination of two new independent directors of the Issuer who shall have certain professional qualifications and be acceptable to the SailingStone Parties (the “New Nominees”).  Neither of the New Nominees shall be: (a) a director, officer, employee or affiliate of Hunter Dickinson Inc. (“HDI”) or HDI-affiliated entities; or (b) a director, officer, employee, affiliate, shareholder or partner of Raging River Capital LP or certain related entities (the “Raging River Entities”).  Pursuant to the Agreement, the Issuer will amend its Corporate Governance Policies and Procedures Manual to provide that: (i) proposed acquisitions by the Issuer in which HDI-related entities or persons have a shareholder interest will be submitted to shareholders, who will be asked to consider and vote on such acquisitions; and (ii) a say-on-pay resolution will be submitted to shareholders at each general meeting of the Issuer, pursuant to which shareholders will be asked to vote on an advisory basis as to the acceptability of the Issuer’s executive compensation and fees paid to HDI and HDI-affiliated parties and persons under any services agreement.

As described in the Agreement, at the Issuer’s 2016 annual meeting, SailingStone Capital Partners LLC (“SailingStone Capital”) will vote in favor of the election of the New Directors, as well as the election of Ronald W. Thiessen (Chairman), William Armstrong, Robert A. Dickinson, Russell Hallbauer, Alexander G. Morrison (Lead Director), Richard Mundie and Linda Thorstad, as directors of the Issuer and certain other routine matters, and against any other resolutions proposed or supported by any of the Raging River Entities.  The SailingStone Parties further agree under the Agreement that at any meeting of the Issuer’s shareholders held prior to the 2016 Meeting, SailingStone Capital will vote consistent with the foregoing.

The SailingStone Parties agreed to certain customary standstill provisions for a period of two years from the date of the Agreement.  The SailingStone Parties also agreed to certain customary provisions regarding transactions in Shares prior to the Issuer’s 2016 annual meeting.  Pursuant to the terms of the Agreement, the SailingStone Parties are not required to take or omit to take any action to the extent such action (or omission of action) would reasonably be expected to be inconsistent with the SailingStone Parties’ fiduciary duties or obligations under the U.S. Investment Advisers Act of 1940 or the U.S. Investment Company Act of 1940.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is incorporated herein by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K as furnished to the U.S. Securities Exchange Commission by the Issuer in a filing made on February 26, 2016.

Depending upon such discussions and consideration of strategic alternatives, the Reporting Persons could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Issuer to the extent deemed advisable by the Reporting Persons in light of current market conditions generally and specifically as they relate to the Issuer. The Reporting Persons further reserve the right to add to or reduce their holdings in the Issuer at any time as circumstances warrant without prior notice.

Item 5.	Interest in Securities of the Issuer.

Based on the most recently available filing information submitted to the Securities and Exchange Commission by the Issuer, there are 221,106,000 Shares outstanding.  As of February 26, 2016, the Reporting Persons collectively may be deemed to beneficially own 23,077,317 Shares, which represents 10.44% of the outstanding Shares.  The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
(A) SailingStone:
23,077,317	Sole Voting and Sole Dispositive Power (1)	10.44%
(B) SailingStone Holdings:
23,077,317	Shared Voting and Shared Dispositive Power (2)	10.44%
(C) Davis:
23,077,317	Shared Voting and Shared Dispositive Power (3)	10.44%
(D) Settles:
23,077,317	Shared Voting and Shared Dispositive Power (4)	10.44%
(E) The Fund:
20,330,891	Shared Voting and Shared Dispositive Power (5)	9.20%

___________________
(1)
Such Shares are owned by investment advisory clients of SailingStone.  By reason of its investment advisory relationship with such clients, SailingStone is deemed to have sole voting and sole dispositive power over such Shares.  The economic interest in such Shares is held by such clients.

(2)
Because SailingStone Holdings is the general partner of SailingStone GP LP which serves as managing member of SailingStone, SailingStone Holdings could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3)
Because Davis is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4)
Because Settles is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(5)
Such shares are owned by the Fund.  Because SailingStone serves as sub-investment adviser to the Fund, the Fund may be deemed to share the power to vote and dispose or direct the disposition of such Shares.

TRANSACTIONS

Information regarding transactions in the Shares that have been effected by the Reporting Persons during the last sixty days are incorporated by reference to Exhibit C included with the Reporting Persons’ initial Statement on Schedule 13D as filed on February 19, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.
The description of the Agreement set forth about in Item 4 is incorporated by reference in response to this Item 6.
Item 7.	Materials Filed as Exhibits.

The following exhibits are attached hereto or incorporated herein by reference, as applicable:
Exhibit A -	Joint Filing Agreement of the Reporting Persons.
Exhibit B -
Executive Officers and Control Persons of the Reporting Persons – incorporated by reference to Exhibit B included with the Reporting Persons’ initial Statement on Schedule 13D as filed on February 19, 2016.

Exhibit C -
Transactions in Securities of the Issuer During the Past Sixty Days by the Reporting   Persons - incorporated by reference to Exhibit C included with the Reporting Persons’ initial Statement on Schedule 13D as filed on February 19, 2016.

Exhibit D -
Voting Support and Nomination Agreement - incorporated by reference to Exhibit 99.1 included with the Issuer’s Report on Form 6-K as furnished to the U.S. Securities and Exchange Commission by the Issuer on February 26, 2016.

    In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Persons expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES
The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this single Amendment No. 1 to the Statement on Schedule 13D.
SailingStone Capital Partners LLC*

Date: February 26, 2016	By:	/s/ Kathlyne Kiaie
Name: Kathlyne Kiaie
Title: Chief Compliance Officer

SailingStone Holdings LLC*

Date: February 26, 2016	By:	/s/ MacKenzie B. Davis
Name: MacKenzie B. Davis
Title: Managing Member

MacKenzie B. Davis*

Date: February 26, 2016	By:	/s/ MacKenzie B. Davis*
Name: MacKenzie B. Davis*

Kenneth L. Settles Jr.*

Date: February 26, 2016	By:	/s/ Kenneth L. Settles Jr.*
Name: Kenneth L. Settles Jr.*
RS Investment Trust, on behalf of the RS Global Natural Resources Fund*

Date: February 26, 2016	By:	/s/ Randall S. Hegarty
Name: Randall S. Hegarty
Title: Chief Compliance Officer

* The Reporting Persons disclaim beneficial ownership in the shares represented herein except to the extent of their pecuniary interest therein.

EXHIBIT A

Joint Filing Agreement Among
SailingStone Capital Partners LLC, SailingStone Holdings LLC,
MacKenzie B. Davis, Kenneth J. Settles Jr. and RS Investment Trust, on behalf of the
RS Global Natural Resources Fund

Whereas, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them:

NOW, THEREFORE, the parties hereto agree as follows:

SailingStone Capital Partners LLC, SailingStone Holdings LLC, MacKenzie B. Davis, Kenneth L. Settles Jr. and the RS Investment Trust, on behalf of RS Global Natural Resources Fund, do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file an Amendment No.1 to the Statement on Schedule 13D relating to their ownership of the Common Stock of the Issuer, and do hereby further agree that said Amendment No. 1 to the Statment on Schedule 13D shall be filed on behalf of each of them.

SailingStone Capital Partners LLC

Date: February 26, 2016	By:	/s/ Kathlyne Kiaie
Name: Kathlyne Kiaie
Title: Chief Compliance Officer

SailingStone Holdings LLC

Date: February 26, 2016	By:	/s/ MacKenzie B. Davis
Name: MacKenzie B. Davis
Title: Managing Member

MacKenzie B. Davis

Date: February 26, 2016	By:	/s/ MacKenzie B. Davis
Name: MacKenzie B. Davis

Kenneth L. Settles Jr.

Date: February 26, 2016	By:	/s/ Kenneth L. Settles Jr.
Name: Kenneth L. Settles Jr.
RS Investment Trust, on behalf of the RS Global Natural Resources Fund

Date: February 26, 2016	By:	/s/ Randall S. Hegarty
Name: Randall S. Hegarty
Title: Chief Compliance Officer